Teachers Insurance and Annuity Association of America	F. Scott Thomas
College Retirement Equities Fund	Associate General Counsel
8500 Andrew Carnegie Boulevard	Investment Management Law
Charlotte, NC 28075	(704) 988-3687 (tele)
(704) 988-0102 (fax)
sthomas@tiaa-cref.org

April 25, 2011

John M. Ganley, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	TIAA-CREF Funds Post-Effective Amendment No. 41 to Registration Statement on Form N-1A (File Nos. 333-76651 and 811-09301)

Dear Mr. Ganley:

          On behalf of the TIAA-CREF Funds (the “Registrant”), we are simultaneously with this letter filing Post-Effective Amendment No. 41 to the above-captioned registration statement on Form N-1A (the “Amendment”). The enclosed Amendment is marked to reflect changes from Post-Effective Amendment No. 38, which was filed with the Securities and Exchange Commission (“SEC”) on February 11, 2011 (the “initial filing”). As referenced below, the Amendment will include statutory prospectuses only for the new Lifecycle 2055 Fund and new Lifecycle Index 2055 Fund (each, a “New Fund” and collectively, the “New Funds”).

          Some of the changes made in the Amendment were in response to your comments on the prospectuses included in the initial filing, as relayed to me and my colleague, John M. McCann, by telephone on March 22, 2011. We understand from our prior telephone discussion that the comments from the SEC staff (the “Staff”) to the initial filing are global and apply, where applicable, to the existing Lifecycle and Lifecycle Index Funds (the “Existing Funds”) (collectively with the New Funds, the “Lifecycle Funds”). We also understand from our prior telephone discussion that the Staff did not have any comments to the statement of additional information (“SAI”) with respect to the Lifecycle Funds.

          Pursuant to our subsequent telephone discussion with you on March 31, 2011 on a final filing plan for the Lifecycle Funds, we are planning to include in the Amendment separate, single-fund statutory prospectuses (including a summary information section) for only the two New Funds as part of their final 485(b) filing on April 25, 2011. The final 485(b) filing will also include an updated Part C and an updated SAI dated February 1, 2011 as amended April 29, 2011. In addition, as discussed with the Staff, we will make a new 485(a) filing for the Existing Funds on or prior to April 29, 2011. Through a series of monthly delaying amendments, we plan to extend the effectiveness date of such 485(a) filing October 1, 2011, at which time we plan to make another 485(b) filing. We understand that the Staff has considered and is comfortable with this filing plan.

          Set forth below are responses to the Staff’s comments on the initial filing.

Statutory/Summary Prospectuses

          1.     Please confirm whether the ticker symbols for the New Funds have been obtained and whether the ticker symbols will be reflected in the final 485(b) filing.

          Both New Funds have already received their ticker symbols and their ticker symbols will be reflected in the upcoming Amendment. The ticker symbols for the various share classes of the New Funds are as follows:

Fund	Ticker Symbol

Lifecycle Index Fund 2055 - Institutional	TTIIX
Lifecycle Index Fund 2055 - Premier	TTIPX
Lifecycle Index Fund 2055 - Retirement	TTIRX

Lifecycle Fund 2055 - Institutional	TTRIX
Lifecycle Fund 2055 - Premier	TTRPX
Lifecycle Fund 2055 - Retirement	TTRLX

          2.     Please ensure that all text in the prospectuses and SAI for the Lifecycle Funds are formatted to at least 10 point font size in accordance with Rule 420 under the Securities Act of 1933.

          The Registrant has made this change in the text of the Amendment except with respect to financial and other data presented in tables throughout the prospectuses. The Registrant believes this approach is appropriate under Rule 420.

          3.     In either footnote no. 1 or no. 3 to the Lifecycle Funds’ expense charts regarding contractual waivers, please include an introductory cross-reference to the contractual waiver in the other footnote to make clear to investors that the contractual waivers in the two footnotes are separate and distinct from each other.

          The Registrant believes that the existing language in these footnotes is clear enough to distinguish between contractual waivers with respect to Rule 12b-1 fees as opposed to contractual waivers with respect to other fee reimbursement arrangements.

          4.     The Staff believes that the current language in footnote no. 2 to the expense tables for the Lifecycle Funds regarding acquired fund fees and expenses (“AFFE”) is not consistent with Instruction 3(f)(vii) of Form N-1A. Accordingly, please insert in footnote no. 2 the language permitted by such Instruction. The Staff will not object if the Registrant retains the existing language in this footnote provided that specific language permitted by the Instruction is included in the footnote immediately before the current language.

          The Registrant has made this change in the Amendment. The Registrant has inserted the following language in a new fourth sentence to footnote no. 2 to the Expense Tables in the prospectuses for the New Funds: “Because “Acquired Fund Fees and Expenses” are included in the chart above, the Fund’s operating expenses here will not correlate with the expenses included in the Financial Highlights in this Prospectus and the Fund’s annual shareholder report.” In addition, the Registrant agrees to add this same sentence to footnote 2 to the Expense Table in the prospectuses for all of the Existing Funds when the Registrant makes its next 485(b) filing.

          5.     Please revise or clarify the disclosure in the first paragraph of the Principal Investment Strategies section of the Lifecycle Funds’ prospectuses that references underlying investment in “other investment pools or investment products.” The Staff believes that this language is opaque and isn’t clear whether it might encompass hedge funds or other unregistered investment products.

          The intent behind this particular item of disclosure is to put investors on notice that the Lifecycle Funds could prospectively invest in non-mutual fund underlying investments. The Registrant assures the Staff that the Registrant would include any additional appropriate disclosure in the prospectuses for the Lifecycle Funds if it were to add a material investment in any non-mutual fund product.

          6.     Please revise or clarify the disclosure in the last sentence of the second paragraph of the Principal Investment Strategies section of the prospectuses for the Lifecycle Funds that reads: “Investors should note that the allocations above in this paragraph are expected to be as of June 30 of the current year.”

          The Registrant believes that this sentence is clear and reflects the Registrant’s expectation that portfolio rebalancing will occur on or around June 30 of each year. The Registrant believes it is necessary to frame both the allocation and the date of rebalancing as expectations for two reasons. First, there would be significant costs to shareholders associated with filing a prospectus sticker for the Lifecycle Funds when market fluctuations or market conditions result in a non-material change to the Lifecycle Funds’ target market sector allocations. The Registrant can avoid such costs by framing the allocation as a target that is subject to change. If market fluctuations or market conditions were to result in a material change to such allocations, then the Registrant would file a prospectus sticker accordingly. Second, even though portfolio management does anticipate the need to rebalance the Lifecycle Funds’ portfolios on June 30 of every year, it cannot ensure at that time that the target market sector allocations will, based on market conditions, be a specific percentage on that date. As a result, the current disclosure appropriately reflects the expectations of the Registrant.

          7.     Please revisit the current disclosure on “Derivatives Risk” in the prospectuses for the Lifecycle Funds to make sure that this risk appropriately reflects the actual risk to each Lifecycle Fund of its investment in derivatives. See the July 2010 letter from Barry Miller of the SEC to the Investment Company Institute.

          The Registrant believes that the current derivatives risk disclosure in the Lifecycle Funds’ prospectuses is appropriate given the Lifecycle Funds’ current and anticipated investment portfolio exposure to derivatives.

          8.     Please explain to the Staff why the current disclosure in the “Past Performance” section of the Lifecycle Funds’ prospectuses does not present one year of performance of the prior composite benchmark index as a result of the addition of the new emerging markets component?

          Although a new component has been added to the Lifecycle Funds’ benchmark index to reflect exposure to the new emerging markets sector (as a result of the addition of new underlying funds), the Registrant believes that the existing disclosure is appropriate and does not require further change. The Registrant does not believe that it makes sense to show historical returns for a new benchmark component. Doing so could be confusing to investors because, prior to the addition of the new component, the Lifecycle Funds had no historical allocation or exposure to the new market sector. Furthermore, the Registrant does not believe that the addition of one benchmark component, where 4/5 of the existing components of the composite benchmark index remain the same after the addition of the new component, constitutes a “change” in the Lifecycle Funds’ benchmark index under Form N-1A. Finally, pursuant to the requirements of Form N-1A, the Lifecycle Funds’ already disclose a broad-based industry benchmark (i.e., the Russell 3000® Index). The Funds’ composite benchmarks, in this case, are merely supplemental data and are not the Lifecycle Funds’ main benchmark.

          9.     Please explain to the Staff whether the Registrant will file a form N-14 when and if it merges any of the Lifecycle Funds into the Lifecycle Retirement Income Fund or Lifecycle Index Retirement Income Fund after its target date. The Staff believes that an N-14 should be filed for future mergers of the Lifecycle Funds.

          When the Registrant reaches the point in time when it might want to merge the Lifecycle Funds with and into the Lifecycle Retirement Income Fund or the Lifecycle Index Retirement Income Fund, the Registrant will make an assessment of whether it will need to obtain a shareholder vote (and thus, file a Form N-14) or whether it is permitted to rely upon the provisions of Rule 17a-8 under the Investment Company Act of 1940.

          10.     Please supplementally submit to the Staff a final copy of the Fee Table, Expense Table and Expense Example for each of the New Funds that will be included in their final 485(b) filing.

          The Registrant will supplementally provide to the Staff a final copy of final copy of the Fee Table, Expense Table and Expense Example for each of the New Funds prior to their final 485(b) filing.

*  *  *  *  *

The disclosure in the Amendment is the responsibility of the Registrant. The Registrant acknowledges that the action of the SEC or its Staff acting pursuant to delegated authority in declaring the Amendment effective, or accelerating the effective date thereof, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures therein. The Registrant also represents to the SEC that should the SEC or its staff declare the Amendment effective or accelerate the effective date thereof, the Registrant will not assert this action as a defense in any proceeding initiated by the SEC or any other persons under the federal securities laws of the United States.

Should you have any questions please do not hesitate to call me at (704) 988-3687.

Very truly yours,

	/s/	F. Scott Thomas

F. Scott Thomas

cc: Stewart P. Greene (via interoffice)